SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2015

Commission File Number 1-03006

Philippine Long Distance Telephone Company
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2014. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1 2	Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding the following matters:

Press release regarding the Company’s unaudited
consolidated financial results for the three (3)
months ended March 31, 2015;
Appointment by the Audit Committee of Sycip Gorres
Velayo & Company as the Company’s external
auditors for 2015;
Cash dividend declaration on the Company’s Series
IV Cumulative Non-Convertible Redeemable Preferred
Stock and Series II 10% Cumulative Convertible
Preferred Stock; and
Key changes in the PLDT Group’s organization.

May 5, 2015

Philippine Stock Exchange, Inc.
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head – Disclosure Department

Gentlemen:

In accordance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited consolidated financial results for the three (3) months ended March 31, 2015.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours, /s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

May 5, 2015

Securities & Exchange Commission
SEC Building, EDSA
Mandaluyong City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In accordance with Section 17.1 (b) of Securities Regulation Code and SRC Rule 17.1, we submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited consolidated financial results for the three (3) months ended March 31, 2015.

Very truly yours, /s/Ma. Lourdes C. Rausa-Chan—

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	—	5	5

Company Name

P	H	I	L	I	P	P	I	N	E		L	O	N	G		D	I	S	T	A	N	C	E
T	E	L	E	P	H	O	N	E		C	O	M	P	A	N	Y

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G
M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License
Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

8168534

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day

11,864 As of March 31, 2015	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

June Cheryl A. Cabal-Revilla	jcrevilla@pldt.com.ph	8168534

Contact Person’s Address
Ramon Cojuangco Building, Makati Avenue, Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	May 5, 2015

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8405

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

pressrelease

CONSOLIDATED REVENUES STABLE AT P42.6 BILLION
CONSOLIDATED SERVICE REVENUES OF P40.5 BILLION,
2% LOWER THAN 1Q2014
CONSOLIDATED DATA AND BROADBAND REVENUES RISE 11% TO P11.2 BILLION

1Q2015 REPORTED NET INCOME AT P9.4 BILLION
1Q2015 CORE NET INCOME AT P9.3 BILLION

CONSOLIDATED EBITDA AT P19.3 BILLION
EBITDA MARGIN STEADY AT 48%

PLDT GROUP SUBSCRIBER BASE AT 76.4 MILLION
TOTAL BROADBAND SUBSCRIBERS AT OVER 4.5 MILLION,
UP 27% FROM 1Q2014
WIRELESS SUBSCRIBER BASE AT 73.0 MILLION
POSTPAID CELLULAR SUBSCRIBER BASE RISES 18% TO 2.9 MILLION; POSTPAID REVENUES 23% OF WIRELESS
REVENUES

•	Consolidated revenues were stable at P42.6 billion

•	Consolidated service revenues declined by 2% or P0.7 billion to P40.5 billion

•	Consolidated EBITDA down 2% to P19.3 billion; consolidated EBITDA margin steady at 48% of service revenues

•	Reported Net Income of P9.4 billion, equivalent to 1Q14

•	Consolidated Core Net Income of P9.3 billion for 1Q15, 5% or P0.5 billion lower than P9.8 billion in 1Q15, in line with guidance of P35.0 billion for 2015

•	Consolidated free cash flow at P14.6 billion for 1Q15

•	Total broadband subscribers at over 4.5 million; aggregate revenue contribution from broadband, data and internet services at P11.2 billion for 1Q15, 11% higher than last year

•	56% of fixed line service revenues and 17% of wireless service revenues are derived from data and broadband

•	Wireless subscriber base at 73.0 million

MANILA, Philippines, 5th May 2015 –– Philippine Long Distance Telephone Company (“PLDT”) (PSE: TEL) (NYSE: PHI) today announced its unaudited financial and operating results for the first three (3) months of 2015 with Reported Net Income stable at P9.4 billion.

Consolidated Core Net Income, before exceptional items, amounted to P9.3 billion, P0.5 billion lower than the P9.8 billion recorded in the same period in 2014 and in line with core income guidance of P35.0 billion for 2015. The decrease was due mainly to lower EBITDA and higher financing costs.

EBITDA margin for the period was at 48%, identical to the same period last year and higher than the 47% margin for fourth quarter of 2014. Consolidated EBITDA for the first quarter of 2015 was 2% lower at P19.3 billion compared with the same period last year, as the decrease in cash operating expenses was offset by lower service revenues and higher provisions.

Consolidated revenues, which include non-service revenues primarily relating to the sales of PLDT Home solutions, were stable at P42.6 billion. Consolidated service revenues for the period declined by 2% to P40.5 billion, as the declines in SMS revenues and the international and national long distance streams offset increases in revenues from the data and broadband businesses.

Consolidated free cash flow for the first quarter grew by 36% to P14.6 billion, mainly due to the P5.1 billion in dividends from Beacon in connection with the sale of the 5% Meralco stake in June 2014. Consolidated capital expenditures for the period amounted to P3.0 billion, P0.7 billion higher than the capex level in the same period last year, in support of:

•	Expanded 3G and 4G access networks

•	Increased fiber reach and capacity

•	Enhanced indoor and outdoor coverage

•	Augmented network resiliency and redundancy

•	Increased data center capacity

•	Unified Smart-Sun network project to build operational efficiency

Capital expenditures are expected to remain elevated for 2015 in light of the anticipated exponential growth in data traffic resulting from the continued growth in smartphone ownership and our own initiatives to stimulate data adoption and usage.

The Group’s consolidated net debt declined to US$2.0 billion as at 31st March 2015, with net debt to EBITDA at 1.16x. Excluding approximately P18.8 billion of cash for dividend payments in April 2015, net debt and net debt to EBITDA is US$2.4 billion and 1.40x, respectively. Gross debt amounted to US$3.0 billion. The Group’s debt maturities continue to be well spread out, with over 50% due after 2018, including P15.0 billion of fixed rate retail bonds issued in January 2014. The percentage of U. S. dollar-denominated debt to the Group’s total debt portfolio is at 47%. Taking into account our peso borrowings, our hedges and our U. S. dollar cash holdings, only 32% of total debt remains unhedged. The Group’s cash and short-term securities are invested primarily in bank placements and Government securities. PLDT was the first Philippine company to be rated “investment grade” by three major international ratings agencies, namely Fitch Ratings, Moody’s and Standard and Poor’s.

Data and Broadband

Total data revenues for first three (3) months of 2015 totaled P11.2 billion, an 11% growth year-on-year; data and broadband now account for 27% of total Group service revenues. PLDT Group fixed broadband businesses generated P3.8 billion in revenues for the period, up by 10% from P3.5 billion in 2014.

Wireless broadband revenues, exclusive of mobile Internet revenues, increased by 2% to P2.5 billion, compared with the P2.4 billion recorded last year. Corporate data, inclusive of data center revenues, rose by 15% to P2.6 billion from the same period in 2014. Moreover, mobile Internet usage continues to grow strongly, with mobile Internet revenues increasing by 19% to P2.2 billion in the first quarter of 2015 from P1.9 billion for the same period in 2014.

The Group’s combined broadband subscriber base was over 4.5 million at the end of the first quarter of 2015. Smart Broadband, Smart’s wireless broadband service offered through its wholly-owned subsidiary Smart Broadband, Inc., had a wireless broadband subscriber base of over 2.6 million at the end of the period, about 2.1 million of whom were on Smart Broadband’s prepaid service. In addition, Sun Cellular‘s wireless broadband subscriber base rose to 778,000. Meanwhile, PLDT’s fixed broadband subscribers increased by 3% from the end of 2014, bringing the PLDT Group’s total fixed broadband subscriber base to over 1.1 million for the first three months of 2015, and now represent 51% of the fixed line subscriber base.

From September 2014 till February 2015, Smart, Sun Cellular, and Talk ‘N Text ran a “Free Internet” campaign to great success. Despite giving subscribers 30MB of data usage per day, free of charge, mobile Internet revenues continued to register quarter-on-quarter growth during the promo period. Six million subscribers signed up for the promotion, of which about 70% had not accessed data services previously. While we continue to stimulate data usage such as through our partnership with Internet.org, we have also started to monetize data by requiring purchase to avail of the free Internet.

“We continue to lead in the broadband space where our subscriber count and revenues are growing at a healthy rate. Moreover, the unqualified success of our Free Internet promotion just underscores our premise that once exposed to the ease and relevance of being “on”, consumers will pay for data,” said Napoleon L. Nazareno, Smart President and CEO.

Cellular

Wireless subsidiaries Smart Communications, Inc. (“Smart”) and Digital Mobile Philippines, Inc. (“DMPI”) together continue to lead the industry in terms of both revenues and subscribers. Wireless service revenues of P27.9 billion for the first quarter of 2015 were 4% lower than the P29.0 billion recognized last year, reflecting the pressure on SMS and inbound international revenues.

Postpaid revenues now account for 23% of total cellular revenues, having improved 11% to P5.7 billion for the first three months of 2015.

The PLDT Group’s total cellular subscriber base at the end of the year stood at 69.6 million, broken down as follows: Smart had 25.9 million subscribers under its mainstream Smart brands; value brand Talk ‘N Text ended with 28.1 million subscribers; and there were 15.7 million Sun Cellular subscribers.

The Group’s combined postpaid cellular subscriber base grew by over 135,000 from the end of 2014, rising to 2.9 million at the end of the period, while the combined prepaid base stood at 66.7 million.

Fixed Line

Fixed line service revenues for the first three (3) months of 2015, net of interconnection costs, increased to P14.3 billion, or 4%, from P13.7 billion last year. PLDT data and fixed broadband revenues, representing 56% of total fixed line revenues, continued to grow on the back of a 10% increase in fixed broadband revenues, a 7% rise in corporate data and other network services, and a 23% increase in data center revenues. Combined ILD and NLD businesses of PLDT, representing 12% of fixed line revenues, declined by 17%. Fixed domestic voice revenues, which now account for only 28% of total fixed line revenues, were higher by 2% at P4.2 billion.

The fixed line subscriber base reached over 2.2 million at the end of the period, over 50% of which have fixed broadband subscriptions.

The PLDT Group leads in enabling infrastructure for the Enterprise sector with six (6) data centers at the moment and another two on the way. These data centers offer co-location, server hosting/outsourcing, disaster recovery, connectivity and data scrubbing. These centers are telco-grade, carrier-neutral and vendor-agnostic with an aggregate rack capacity that is the largest in the country.

“PLDT is uniquely positioned to offer a unified customer experience – that of a Connected Individual and a Connected Home. This “boundary-less” environment allows us to fuse our consumer and home businesses into one that is symbiotic and complementary,” declared Nazareno.

Multimedia/Content

TV5 boosted its digital presence with Digital5, its full service content unit designed to deliver full 360-degree services to advertisers. Digital5 will provide digital content ideation, creation and curation across different genres, target consumers and screens.

In the pay TV business, Cignal TV continues to lead the industry with over 868,000 subscribers at the end of the first quarter of 2015, a 28% growth versus the same period last year and maintaining its lead over the 20-year incumbent. Revenues grew 41% compared with the first quarter of 2014. In April 2015, Cignal signed up with Bloomberg TV to launch Bloomberg Television Philippines, which will become the first 24-hour business channel in late 2015.

Digital

The innovation teams at Voyager Innovations, Inc. (Voyager) and Smart e-Money, continue to churn out pioneering products in the digital space.

Bannered by SafeZone and PowerApp, Voyager is looking to bring sustainable and affordable “Free Internet Access for All” via their respective globally exportable platforms. Global online retailers such as Zalora, Carmudi and Lamudi are among the prominent companies participating in SafeZone, Meanwhile, 70% of the Group’s mobile Internet users have downloaded PowerApp, ensuring easy access. Moreover, PowerApp is now embedded in a major telecommunications vendor’s equipment.

On the mobile financial solutions side, LockByMobile, an app which allows a mobile user to protect his credit card accounts from widespread fraud using one’s mobile phone, is under evaluation by a number of global financial service providers with a potential addressable market of 13 billion credit cards.

Smart e-Money, for its part, continues to extend its reach. With a throughput of P250 billion, it is the biggest domestic remittance platform in the Philippines. In addition, its payment gateway is being used by companies such as Zalora and Easy Taxi, with further launches in four Asian countries in the pipeline.

And finally on the e-commerce side, TackThis has a community of over 20,000 merchants who use its online store front services while Takatak, an online centralized marketplace, already features over 100,000 products.

“The pieces are there and we are weaving them together to create a digital web that will underpin our strategic thrust of becoming the leading provider of digital services to the consumer and the enterprise,” stated Orlando B. Vea, Voyager President and CEO.

Conclusion

“While our core revenue sources undergo this transition phase where the erosion of our high-margin legacy businesses still outpaces the growth of our newer initiatives for now, we are taking significant steps to ensure that we are ready and prepared for the digital future. This future will require looking at our customers from a different set of lenses, as both Individuals and Enterprises embrace a digital life. On the Enterprise side, we are looking to data center infrastructure, big data and the Cloud as our digital enablers; for the Individual, digital commerce, mobile money and entertainment. In both instances – Enterprise and Individuals – our major task is to deliver and ensure that the digital experience is enriching.

To achieve this, we need to invest in a transformative infrastructure that will provide the “digital spine” for our networks, engage in strategic partnerships with the Internet community that will bring value beyond connectivity, invest in ventures that will transform our local verticals into global horizontals of which Rocket Internet is a clear investment case, and develop our own applications and initiatives – of which LockbyMobile represents an outstanding example. We also need to refresh our leadership team and, accordingly, we have just announced a major reorganization of some of our senior executives. We also welcome two new members with exemplary credentials - Winston Damarillo, our new Chief Strategy Officer, and Joachim Horn, our Chief Technology and Integration Advisor,” concluded Manuel V. Pangilinan, PLDT Chairman.

# # #

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in million pesos)

	As at March 31,	As at December 31,
	2015	2014
	(Unaudited)	(Audited)
ASSETS

Noncurrent Assets
Property, plant and equipment	188,058	191,984
Investments in associates, joint ventures and deposits	40,072	42,046
Available-for-sale financial investments	22,584	28,086
Investment in debt securities and other long-term investments – net of current portion	963	960
Investment properties	1,810	1,816
Goodwill and intangible assets	72,681	72,842
Deferred income tax assets – net	16,731	17,131
Derivative financial assets – net of current portion	97	94
Prepayments – net of current portion	2,854	2,924
Advances and other noncurrent assets – net of current portion	3,294	3,218

Total Noncurrent Assets	349,144	361,101

Current Assets
Cash and cash equivalents	45,218	26,659
Short-term investments	1,772	643
Trade and other receivables	23,964	29,151
Inventories and supplies	3,936	3,706
Current portion of derivative financial assets	2	2
Current portion of investment in debt securities and other long-term investments	193	295
Current portion of prepayments	7,969	6,406
Current portion of advances and other noncurrent assets	8,333	8,332

Total Current Assets	91,387	75,194
TOTAL ASSETS	440,531	436,295

EQUITY AND LIABILITIES

Equity
Non-voting serial preferred stock	360	360
Voting preferred stock	150	150
Common stock	1,093	1,093
Treasury stock	(6,505)	(6,505)
Capital in excess of par value	130,521	130,521
Retained earnings	7,606	17,030
Other comprehensive income	(14,737)	(8,285)
Total Equity Attributable to Equity Holders of PLDT	118,488	134,364
Noncontrolling interests	301	304

TOTAL EQUITY	118,789	134,668

Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion	119,586	115,400
Deferred income tax liabilities – net	4,414	4,427
Derivative financial liabilities – net of current portion	1,418	1,460
Customers’ deposits	2,441	2,438
Pension and other employee benefits	13,309	13,131
Deferred credits and other noncurrent liabilities	19,944	21,924

Total Noncurrent Liabilities	161,112	158,780

Current Liabilities
Accounts payable	39,839	40,923
Accrued expenses and other current liabilities	79,914	82,678
Current portion of interest-bearing financial liabilities	15,623	14,729
Provision for claims and assessments	897	897
Dividends payable	19,875	1,070
Current portion of derivative financial liabilities	289	254
Income tax payable	4,193	2,296

Total Current Liabilities	160,630	142,847
TOTAL LIABILITIES	321,742	301,627

TOTAL EQUITY AND LIABILITIES	440,531	436,295

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
For the Three Months Ended March 31, 2015 and 2014
(in million pesos, except earnings per common share amounts which are in pesos)

	2015	2014
	(Unaudited)
REVENUES
Service revenues	40,548	41,238
Non-service revenues	2,005	1,326

	42,553	42,564

EXPENSES
Depreciation and amortization	6,896	7,205
Compensation and employee benefits	4,981	5,160
Cost of sales	3,704	3,449
Repairs and maintenance	3,667	3,484
Interconnection costs	2,583	2,623
Selling and promotions	2,017	2,113
Professional and other contracted services	1,926	1,792
Rent	1,458	1,534
Taxes and licenses	1,051	921
Asset impairment	866	637
Insurance and security services	460	448
Communication, training and travel	311	388
Amortization of intangible assets	268	286
Other expenses	247	293

	30,435	30,333

	12,118	12,231

OTHER INCOME (EXPENSES)
Equity share in net earnings of associates and joint ventures	653	716
Interest income	184	192
Foreign exchange gains (losses) – net	43	(735)
Gains on derivative financial instruments – net	30	187
Financing costs – net	(1,535)	(1,324)
Other income – net	763	870

	138	(94)

INCOME BEFORE INCOME TAX	12,256	12,137
PROVISION FOR INCOME TAX	2,858	2,745

NET INCOME	9,398	9,392

ATTRIBUTABLE TO:
Equity holders of PLDT	9,387	9,379
Noncontrolling interests	11	13

	9,398	9,392

Earnings Per Share Attributable to Common Equity Holders of PLDT
Basic	43.38	43.34
Diluted	43.38	43.34

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua Tel No: 816-8213 Fax No: 844-9099	Melissa V. Vergel de Dios Tel No: 816-8024 Fax No: 810-7138	Ramon R. Isberto Tel No: 511-3101 Fax No: 893-5174

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its principal business groups – fixed line and wireless– PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, and cellular network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.

May 5, 2015

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan—
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

May 5, 2015

SECURITIES & EXCHANGE COMMISSION
SEC Building, EDSA
Mandaluyong City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan—
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	H	I	L	I	P	P	I	N	E		L	O	N	G		D	I	S	T	A	N	C	E
T	E	L	E	P	H	O	N	E		C	O	M	P	A	N	Y

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G
M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License
Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

8168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day

11,864 As of March 31, 2015	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	8168553

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

5.	May 5, 2015

Date of Report (Date of earliest event reported)

6.	SEC Identification Number PW-55

7.	BIR Tax Identification No. 000-488-793

8.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

11.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11.	Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of Philippine Long Distance Telephone Company (respectively, the “Board” and the “Company”) held on May 5, 2015:

1.	The Board noted and confirmed the appointment of Sycip Gorres Velayo & Co. as the Company’s external auditors to audit the financial statements of the Company for the year 2015 by the Audit Committee in its meeting held on May 4, 2015;

2.	The Board declared the following cash dividends out of the audited unrestricted retained earnings of the Company as at December 31, 2014, which are sufficient to cover the total amount of dividends declared:

a.	12,420,000.00 on all of the outstanding shares of the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock, for the quarter ending June 15, 2015, payable on June 15, 2015 to the holder of record on May 26, 2015.

b.	?1.00 per outstanding share of the Company’s Series II 10% Cumulative Convertible Preferred Stock, for the annual period ending April 30, 2015, payable on May 30, 2015 to the holder of record on May 19, 2015.

3.	The Board approved the following key changes in the PLDT Group’s organization to reinforce its mission as the leading provider of digital services to the consumer and enterprise. These changes will enable the various business units of PLDT and its subsidiaries to be more customer-focused as well as to more effectively harness the resources of the entire Group to develop and deliver relevant, innovative services to its customers – both consumers and enterprises:

COMMERCIAL

•	Charles A. Lim, currently Executive Vice President/Head for Individual Wireless Business, will be tasked to establish and head the Wireless Strategic Investments and Acquisition Group. Mr. Lim was responsible for growing the Individual Postpaid, Broadband and Mobile Internet businesses. His strong leadership background in telecommunications will be critical to concretizing potential global business ventures, expansions, and partnerships.

•	Isaias P. Fermin, currently Executive Vice President/ Head for PLDT Home, will expand his role to assume leadership of the entire Consumer Business, recognizing that the Individual and Home Businesses are symbiotic and complementary. Technology has transformed the home from what used to be a closed, shared network environment into a “boundary-less” one, as people comprising the home have evolved into a set of highly mobile, digitally-driven and digitally-centric individuals. Mr. Fermin has spearheaded the growth of the Home business on the back of an aggressive broadband program and will bring this knowledge and experience to this collective business.

These changes will have effect on 18th May 2015.

CORPORATE STRATEGY

Winston L. Damarillo has been appointed with immediate effect as Chief Strategy Officer (CSO) for the PLDT Group. He will be instrumental in developing, communicating, executing, and sustaining strategic initiatives. He is also concurrently President/CEO of Talas, the Group’s Big Data Unit. For synergies within the PLDT Group, he will closely partner with Enterprise Business Head/Executive Vice President Ernesto R. Alberto and Consumer Business Head/Executive Vice President Isaias P. Fermin. He will also closely collaborate with Mr. Orlando B. Vea for the roadmap of our Group’s digital strategy. Mr. Damarillo is a technology entrepreneur with a proven track record in Enterprise Software. He has founded several companies across the ASEAN region and his most recent stint was as Chairman and CEO of AGSX which specializes in digital enterprise transformation.

TECHNOLOGY

Joachim Horn has been named the Chief Technology and Integration Advisor for the PLDT Group’s entire Network and Information Technology domains. Mr. Horn has over thirty (30) years of global experience in telecommunications having worked at Siemens, T-Mobile, and Bharti Airtel. His last assignment was Group CTIO at Tele2 based in Sweden. He has managed teams of up to 7,000 members and his regional experience in Asia covered Indonesia and India.

VOYAGER

With the PLDT Group’s increased thrust in building and growing digital business streams, Smart founder Orlando B. Vea will lead and drive the Group’s digital offensive in his capacity as President/CEO of Voyager Innovations, Inc. and its subsidiaries. Voyager is the Group’s unit focused on creating and delivering innovative, digitally-centric solutions and services. More than twenty one (21) years ago, Mr. Vea’s vision of putting a cellular phone in the hand of every Filipino propelled Smart from a start-up to the largest mobile operator that it is today. His entrepreneural leadership will be crucial in reaping the full potential of Voyager in the soonest possible time.

As media usage and consumption becomes increasingly digital in form, the Group’s media resources will now become part of Voyager. As head of the Multimedia vertical, Mr. Emmanuel Ramon C. Lorenzana, President/CEO of Mediaquest, TV5 and Cignal TV, will work closely with Mr. Vea to chart this digital course.

FINANCE

•	Anabelle L. Chua, currently the Chief Financial Officer of Smart, has been appointed Chief Financial Officer for the PLDT Group with effect 18th May 2015. She will continue to concurrently hold her position of Senior Vice President for Corporate Finance at PLDT. Ms. Chua has been a key member of the deal teams that handle the Group’s various mergers and acquisitions and other financial initiatives. She has been vital in raising the Group’s standard of financial reporting to comply with international regulatory requirements. Ms. Chua also serves as Board Director for a number of companies within the PLDT Group and a member as well of the Board of Directors of the Philippine Stock Exchange.

•	June Cheryl A. Cabal-Revilla will become Chief Financial Officer for Smart and DMPI/Sun Cellular and PLDT Group Controller with effect 18th May 2015, concurrent with her present assignment as PLDT’s Head of Financial Reporting and Controllership. Chaye was also CFO of ePLDT and PLDT Global, in addition to Cignal TV and all of the PLDT Fixed Line telco-related subsidiaries such as ClarkTel, Subictel, and Maratel. She also heads Gabay Guro, one of the biggest CSR advocacies for teachers nationwide.

•	Leo I. Posadas will be appointed Treasurer of the PLDT Group with effect 18th May 2015 concurrent with his position as Head of Treasury Center of PLDT. Leo has been leading treasury operations for the PLDT Group for the past few years.

Pursuant to the requirements of the Securities Regulation Code, PLDT has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By:
/s/Ma. Lourdes C. Raus	a-Chan—

MA. LOURDES C. RAUSA-C Corporate Secretary	HAN

May 5, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: May 5, 2015